As filed with the Securities and Exchange Commission on August 4, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A...................................................................................

New Skies shareholders approve acquisition by Blackstone

The Hague, Netherlands, July 19, 2004 — New Skies Satellites N.V. (AEX, NYSE: NSK), the global satellite communications company, today announced that its shareholders have approved the sale of the Company to affiliates of The Blackstone Group, a leading private investment firm, with 92.4% of shares in attendance voting for the acquisition.

A simple majority of those attending the Extraordinary General Meeting of shareholders, which was held in The Hague today, was required to approve the deal. The sale of the company, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share, will involve the transfer of New Skies’ business and operations to Blackstone and the distribution of the cash proceeds to New Skies shareholders. The sale will be structured as a sale of New Skies’ assets and liabilities. New Skies’ business activities will be continued under ownership by Blackstone and all employment obligations will be honored.

“Since New Skies’ inception, we have sought to manage the Company with one overriding principle guiding our actions and decisions – the creation of shareholder value,” said Dan Goldberg, chief executive officer of New Skies Satellites. “As such, we are gratified that our shareholders have overwhelmingly approved our recommendation to approve this transaction with Blackstone, a transaction that resulted from a thorough and comprehensive evaluation process.”

New Skies has filed all of the requisite applications for regulatory approval and has already received early termination of the required waiting period under the U.S. Hart-Scott-Rodino Antitrust Act. New Skies anticipates that the transaction will be completed by approximately the end of 2004 or early 2005, following the receipt of the remaining approvals and satisfaction of other customary closing conditions. At that time, an initial distribution of approximately 95% of the sale proceeds will be paid to shareholders and a final distribution of the remaining proceeds will be made shortly thereafter.

Goldman Sachs & Co. and N M Rothschild & Sons Limited served as financial advisors to New Skies, and Cleary, Gottlieb, Steen & Hamilton and De Brauw Blackstone Westbroek N.V. served as its legal advisers. Morgan Stanley and Deutsche Bank Securities, Inc. served as financial advisors to Blackstone, while Simpson Thacher & Bartlett LLP and NautaDutilh N.V. served as its legal advisors. Deutsche Bank and ABN AMRO are providing acquisition financing for the transaction.

About New Skies Satellites

New Skies Satellites (AEX, NYSE: NSK) is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, data, voice and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government entities around the world. New Skies has five satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, The Netherlands, and has offices in Beijing, Hong Kong, New Delhi, São Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.

About The Blackstone Group

The Blackstone Group, a private investment and advisory firm with offices in New York, Atlanta, Boston, London and Hamburg, was founded in 1985. The firm has raised a total of approximately $32 billion for alternative asset investing since its formation. Over $14 billion of that has been for private equity investing, including Blackstone Capital Partners IV, the largest institutional private equity fund ever raised at $6.45 billion, and Blackstone Communications Partners I, the largest dedicated communications and media fund at over $2.0 billion. In addition to Private Equity Investing, The Blackstone Group’s core businesses are Private Real Estate Investing, Corporate Debt Investing, Marketable Alternative Asset Management, Corporate Advisory, and Restructuring and Reorganization Advisory. www.blackstone.com

— END —

For additional information, please contact:
Elizabeth Hess
VP Corporate Communications, New Skies Satellites
Tel: +31 70 306 4133 Mobile + 31 (0)6 2906 2492
Ehess@newskies.com

John Ford
VP Corporate Communications, The Blackstone Group
Tel: +1 212 583 5559 Mobile + 1 917 952 3275
Ford@blackstone.com

Safe Harbor

Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a “safe harbor” for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company’s or management’s intentions or expectations, or are predictions of future performance. These statements are identified by words such as “intends”, “expects”, “anticipates”, “believes”, “estimates”, “may”, “will”, “should” and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies’ actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company’s target markets; legal and regulatory developments affecting the company’s business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies’ business are described in the company’s periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies’ Annual Report on Form 20-F for the year ended December 31, 2003. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Andrew Browne
 Name: Andrew Browne
Title:   CFO and Management Board Member

Date: August 4, 2004